SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 8)


                                Mail Boxes Etc.
                      ----------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                      ----------------------------------
                          (Title Class of Securities)


                                 560310 10 4
                      ----------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement ______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  560310 10 4
          --------------

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anthony W. DeSio
          SSN:  ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) _____

          (b) -----


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

          832 <FN1>


6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

          1,260,118 <FN2>


7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

          832 <FN1>


8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

          1,260,118 <FN2>


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,271,115 <FN3>


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11%


12.  TYPE OF REPORTING PERSON

          IN

[FN]
<FN1>
This amount does not include shares beneficially owned as a participant in the Mail Boxes Etc. Stock Purchase and Salary Savings 401(k) Plan which Plan has been approved by the Company's shareholders under Rule 16b-3.
[/FN]
[FN]
<FN2>
The reporting person disclaims beneficial ownership of one half of the securities (1,260,118 shares) owned by the DeSio Trust. This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
[/FN]
[FN]
<FN3>
In addition to the items stated in Footnote 2 above, the reporting person disclaims beneficial ownership of securities in the amount of 10,165 shares owned by his wife. This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
[/FN]


                              Schedule 13G

Item 1.     Issuer:

            Mail Boxes Etc.
            6060 Cornerstone Court West
            San Diego, CA 92121

Item 2.     Name of person filing:

     a.     Name of person filing:  Anthony W. DeSio

     b.     Business Address:  6060 Cornerstone Court West
                               San Diego, CA 92121

     c.     Citizenship:  United States

     d.     Securities:  Common Stock, no par value

     e.     CUSIP No.:  560310 10 4

Item 3.     Not Applicable

Item 4.     Ownership:

     a.     Amount beneficially owned: 1,271,115

     b.     Percent of class:  11%

     c.     Number of shares as to which there is:

         (i)   Sole power to vote or direct the vote: 832

         (ii)  Shared power to vote or direct the vote:  1,260,118

         (iii) Sole dispositive power:  832

         (iv)  Shared dispositive power:  1,260,118

Item 5.     Ownership of 5% or less of a class:

            Not applicable

Item 6.     Ownership of more than 5% on behalf of another person:

            Not applicable

Item 7.     Identification and Classification of Subsidiary Which
            Acquired the Security Being Reported On By the Parent
            Companies:

            Not Applicable

Item 8.     Identification and Classification of Members of the
            Group:

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            Not Applicable

Item 10.    Certification:

            Not Applicable


                              Signature
                      -------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  1/21/97    Signature:  Anthony W. DeSio
      ---------             -------------------------------

                            Anthony W. DeSio, Chief Executive Officer
                            -----------------------------------------
                            Name/Title
                            Mail Boxes Etc.